KJ 3/14

AB 3/11/06

06004253

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 2 3 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fourth Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2190 Victory Parkway
(No. and Street)

PROCESSED MAR 2 4 2006 THOMSON FINANCIAL

Cincinnati	Ohio	45206-2813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kenneth Nemenz (513) 241-2722
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name — *if individual, state last, first, middle name*)

105 East Fourth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Kenneth Nemenz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fourth Street Financial Group, Inc., as of December 31, ~~19~~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Penny A Marquardt

Notary Public

Commission Expires 5/10/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOURTH STREET FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2005

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholders
Fourth Street Financial Group, Inc.

We have audited the accompanying statement of financial condition of Fourth Street Financial Group, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fourth Street Financial Group, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 8, 2006

FOURTH STREET FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2005

Assets:		
Cash	$	31,449
Accounts receivable		11,878
Deposit		122
Property, plant and equipment:		
Furniture & fixtures		44,765
Computer equipment		32,034
		76,799
Less accumulated depreciation		68,630
		8,169
	$	51,618
Liabilities and Stockholders' Equity:		
Liabilities-accounts payable and accrued expenses	$	2,518
Stockholders' equity:		
Common stock, no par value; 600 shares authorized and issued		75,000
Retained deficit		(25,900)
		49,100
	$	51,618

See accompanying notes.

FOURTH STREET FINANCIAL GROUP, INC.

Notes to Statement of Financial Condition

December 31, 2005

1. Summary of Significant Accounting Policies:

Description of business

Fourth Street Financial Group, Inc. is an Ohio corporation operating as a securities broker and dealer in Cincinnati, Ohio. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear customer transactions. The Company also provides management and other services to Fourth Street Financial Advisors, Inc. and Alpha Investment Management, registered investment advisors, and Fourth Street Financial Agency, Inc., an insurance agency (See Note 4 for more details).

Furniture, equipment and improvements

Furniture, equipment and improvements are stated at cost and are being depreciated over estimated useful lives of five to seven years using accelerated methods.

Income taxes

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation. The stockholders are personally liable for their proportionate share of the Company's taxable income (loss). Therefore, no provision or liability for federal and state income taxes is reflected in this financial statement.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. <u>Lease Commitment</u>:

The Company leases its office space from one of its stockholders. The Company entered into a lease agreement that expired June 30, 2004, and allows ten (10) additional one-year renewals. The Company renewed this lease under one of the renewal options until June 30, 2006. The Company pays rent of $1,000 per month during this period. Rent for any renewal period must be agreed to by the Company and lessor.

3. <u>Retirement Plan</u>:

The Company has a simplified employee pension-individual retirement account (SEP-IRA) plan covering substantially all employees.

4. <u>Related Party Transactions</u>:

The Company shares offices and employees with Fourth Street Financial Agency, Inc. and Fourth Street Financial Advisors, Inc., companies with common officers and stockholders and receives management fees from these companies.

Also, see Note 2 for the description of a lease agreement with one of the Company's stockholders.

5. <u>Net Capital Requirements</u>:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2005, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $40,509 and .06 to 1, respectively.